As filed with the Securities and Exchange Commission on April 29, 2022

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[____]

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Sixth Street Specialty Lending, Inc., Sixth Street Specialty Lending Advisers, LLC, Sixth Street Opportunities Partners III (A), L.P., Sixth Street Opportunities Partners III (B), L.P., Sixth Street Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P., Opps III Delaware AIV I-B, L.P., Sixth Street Opportunities Partners IV (A), L.P., Sixth Street Opportunities Partners IV (B), L.P., Sixth Street Opportunities Partners IV (C), L.P., Opps IV Delaware AIV I-A, L.P., Opps IV Delaware AIV I-B, L.P., Sixth Street Opportunities Partners V (A), L.P., Sixth Street Opportunities Partners V (B), L.P., Sixth Street Opportunities Partners V (C), L.P., Sixth Street Opps V Delaware AIV I-A, L.P., Sixth Street Opps V Delaware AIV I-B, L.P. Sixth Street TAO Partners, L.P., Sixth Street TAO Partners (A), L.P., Sixth Street TAO Partners (B), L.P., Sixth Street TAO Partners (C), L.P., Sixth Street TAO Partners (D), L.P., Sixth Street TAO Partners (E), L.P., Sixth Street TAO Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TAO (D) AIV II-A, L.P., TAO (E) AIV II-A, L.P., Sixth Street Growth Partners (A), L.P., Sixth Street Growth Partners (B), L.P., Sixth Street Growth Partners (A) AIV, L.P., Sixth Street Growth Partners (B) AIV, L.P., Sixth Street Growth Partners II (A), L.P., Sixth Street Growth Partners II (B), L.P., Sixth Street Growth II (A) AIV, L.P., Sixth Street Growth II (B) AIV, L.P., Sixth Street Growth II Lending, LLC, Sixth Street Fundamental Strategies Partners (A), L.P., Sixth Street Fundamental Strategies Partners (B), L.P., Sixth Street FS AIV I-A, L.P., Sixth Street FS AIV I-B, L.P., Sixth Street Specialty Lending Europe I, L.P., Sixth Street Specialty Lending Europe II, L.P., Super TSLE, L.P., Sixth Street Agriculture Partners (A), L.P., Sixth Street Bluegrass Strategic Holdings I, L.P., Sixth Street Willow Strategic Holdings I, L.P., Sixth Street Cottonwood Strategic Holdings I, L.P., Sixth Street Dogwood Strategic Holdings I, L.P., Sixth Street Red Pine Strategic Holdings I, L.P., Sixth Street CMS Dynamic Credit Fund, L.P., TCS Lending, LLC, TDL Lending, LLC, TOP IV Lending, LLC, Opps V Lending, LLC, FS I Lending, LLC, TICP CLO V 2016-1, Ltd., TICP CLO VI 2016-2, Ltd., TICP CLO VII, Ltd., TICP CLO VIII, Ltd., TICP CLO IX, Ltd., TICP CLO X, Ltd., TICP CLO XI, Ltd., TICP CLO XII, Ltd., TICP CLO XIII, Ltd., TICP CLO XIV, Ltd., TICP CLO XV, Ltd., Sixth Street CLO XVI, Ltd., Sixth Street CLO XVII, Ltd., Sixth Street CLO XVIII, Ltd., Sixth Street CLO XIX, Ltd., Sixth Street CLO XX, Ltd., TSSP Rotational Credit Fund, L.P., Sixth Street Wheeler Peak Rotational Credit Fund I, LLC, Sixth Street Rotational Credit Fund III, L.P., TSSP Structured Credit Opportunities Fund, L.P., Sixth Street Structured Credit Opportunities Fund II, L.P., Sixth Street Structured Credit Opportunities Fund III, L.P., Sixth Street Structured Credit Opportunities Fund IV, L.P., Sixth Street Structured Credit Opportunities Fund V, L.P., TICP CLO Partners II, L.P., TICP CLO Holdings, L.P., TSSP Institutional Credit Partners III, L.P., Sixth Street Credit Market Strategies Partners I, L.P., Sixth Street Credit Market Strategies Partners I-A, L.P., TICP III Cayman, Ltd., Sixth Street Mid-Stage Growth Partners (A), L.P., Sixth Street Mid-Stage Growth Partners (B), L.P., Sixth Street Mid-Stage Growth (A) AIV, L.P., Sixth Street Mid-Stage Growth (B) AIV, L.P., Sixth Street Advisers, LLC, Sixth Street Fundamental Strategies I Management, LLC, Sixth Street Opportunities III Management, LLC, Sixth Street Opportunities IV Management, LLC, Sixth Street Opportunities V Management, LLC, Sixth Street TAO Management, LLC, Sixth Street Growth I Management, LLC, Sixth Street Growth II Management, LLC, Sixth Street Specialty Lending Europe I Management, LLC, Sixth Street Specialty Lending Europe II Management, LLC, Sixth Street Agriculture Management, LLC, Sixth Street Strategic Holdings Management, LLC, Sixth Street CMS Dynamic Credit Management, LLC, TICP CLO V 2016-1 Management, LLC, TICP CLO VI 2016-2 Management, LLC, TICP CLO VII Management, LLC, TICP CLO VIII Management, LLC, TICP CLO IX Management, LLC, TICP CLO X Management, LLC, TICP CLO XI Management, LLC, TICP CLO XII Management, LLC,

TICP CLO XIII Management, LLC, TICP CLO XIV Management, LLC, TICP CLO XV Management, LLC, Sixth Street CLO XVI Management, LLC, Sixth Street CLO XVII Management, LLC, Sixth Street CLO XVIII Management, LLC, Sixth Street CLO XIX Management, LLC, Sixth Street CLO XX Management, LLC, TSSP Rotational Credit Management, LLC, Sixth Street Rotational Credit II Management, LLC, Sixth Street Rotational Credit III Management, LLC, TSSP Structured Credit Opportunities Management, LLC, Sixth Street Structured Credit Opportunities II Management, LLC, Sixth Street Structured Credit Opportunities III Management, LLC, Sixth Street Structured Credit Opportunities IV Management, LLC, Sixth Street Structured Credit Opportunities V Management, LLC, Sixth Street CLO Advisers II, LLC, TSSP Institutional Credit III Management, LLC, Sixth Street Credit Market Strategies Management, LLC, Sixth Street Mid-Stage Growth I Management, LLC and MSGP Lending, LLC.

300 Park Avenue, 15th Floor

New York, NY 10022

(844) 943-5378

All Communications, Notices and Orders to:

Joshua Peck

c/o Sixth Street Specialty Lending, Inc.

345 California Street, Suite 3300

San Francisco, CA 94104

Email: JPeck@sixthstreet.com

(415) 743-1500

Copies to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Email: john.mahon@srz.com

Tel: (202) 729-7470

Fax: (202) 730-4520

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Sixth Street Specialty Lending, Inc.

Sixth Street Specialty Lending Advisers, LLC

Sixth Street Opportunities Partners III (A), L.P.

Sixth Street Opportunities Partners III (B), L.P.

Sixth Street Opportunities Partners III (C), L.P.

TOP III Delaware AIV I-A, L.P.

Opps III Delaware AIV I-B, L.P.

Sixth Street Opportunities Partners IV (A), L.P.

Sixth Street Opportunities Partners IV (B), L.P.

Sixth Street Opportunities Partners IV (C), L.P.

Opps IV Delaware AIV I-A, L.P.

Opps IV Delaware AIV I-B, L.P.

Sixth Street Opportunities Partners V (A), L.P.

Sixth Street Opportunities Partners V (B), L.P.

Sixth Street Opportunities Partners V (C), L.P.

Sixth Street Opps V Delaware AIV I-A, L.P.

Sixth Street Opps V Delaware AIV I-B, L.P.

Sixth Street TAO Partners, L.P.

Sixth Street TAO Partners (A), L.P.

Sixth Street TAO Partners (B), L.P.

Sixth Street TAO Partners (C), L.P.

Sixth Street TAO Partners (D), L.P.

Sixth Street TAO Partners (E), L.P.

Sixth Street TAO Partners (F), L.P.

Super TAO Contingent MA, L.P.

Knight TAO, L.P.

Super TAO MA, L.P.

PSERS TAO Partners Parallel Fund, L.P.

TAO (B) AIV II-A, L.P.

TAO (C) AIV II-A, L.P.

TAO (D) AIV II-A, L.P.

TAO (E) AIV II-A, L.P.

Sixth Street Growth Partners (A), L.P.

Sixth Street Growth Partners (B), L.P.

Sixth Street Growth Partners (A) AIV, L.P.

Sixth Street Growth Partners (B) AIV, L.P.

Sixth Street Growth Partners II (A), L.P.

Sixth Street Growth Partners II (B), L.P.

Sixth Street Growth II (A) AIV, L.P.

Sixth Street Growth II (B) AIV, L.P.

Growth II Lending, LLC

Sixth Street Fundamental Strategies Partners (A), L.P.

Sixth Street Fundamental Strategies Partners (B), L.P.

Sixth Street FS AIV I-A, L.P.

Sixth Street FS AIV I-B, L.P.

Sixth Street Specialty Lending Europe I, L.P.

Sixth Street Specialty Lending Europe II, L.P.

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Super TSLE, L.P.

Sixth Street Agriculture Partners (A), L.P.

Sixth Street Bluegrass Strategic Holdings I, L.P.

Sixth Street Willow Strategic Holdings I, L.P.

Sixth Street Cottonwood Strategic Holdings I, L.P.

Sixth Street Dogwood Strategic Holdings I, L.P.

Sixth Street Red Pine Strategic Holdings I, L.P.

Sixth Street CMS Dynamic Credit Fund, L.P.

TCS Lending, LLC

TDL Lending, LLC

TOP IV Lending, LLC

Opps V Lending, LLC

FS I Lending, LLC

TICP CLO V 2016-1, Ltd.

TICP CLO VI 2016-2, Ltd.

TICP CLO VII, Ltd.

TICP CLO VIII, Ltd.

TICP CLO IX, Ltd.

TICP CLO X, Ltd.

TICP CLO XI, Ltd.

TICP CLO XII, Ltd.

TICP CLO XIII, Ltd.

TICP CLO XIV, Ltd.

TICP CLO XV, Ltd.

Sixth Street CLO XVI, Ltd.

Sixth Street CLO XVII, Ltd.

Sixth Street CLO XVIII, Ltd.

Sixth Street CLO XIX, Ltd.

Sixth Street CLO XX, Ltd

TSSP Rotational Credit Fund, L.P.

Sixth Street Wheeler Peak Rotational Credit Fund I, LLC

Sixth Street Rotational Credit Fund III, L.P.

TSSP Structured Credit Opportunities Fund, L.P.

Sixth Street Structured Credit Opportunities Fund II, L.P.

Sixth Street Structured Credit Opportunities Fund III, L.P.

Sixth Street Structured Credit Opportunities Fund IV, L.P.

Sixth Street Structured Credit Opportunities Fund V, L.P.

TICP CLO Partners II, L.P.

TICP CLO Holdings, L.P.

TSSP Institutional Credit Partners III, L.P.

Sixth Street Credit Market Strategies Partners I, L.P.

Sixth Street Credit Market Strategies Partners I-A, L.P.

TICP III Cayman, Ltd.

Sixth Street Mid-Stage Growth Partners (A), L.P.

Sixth Street Mid-Stage Growth Partners (B), L.P.

Sixth Street Mid-Stage Growth (A) AIV, L.P.

Sixth Street Mid-Stage Growth (B) AIV, L.P

Sixth Street Advisers, LLC

Sixth Street Fundamental Strategies I Management, LLC

Sixth Street Opportunities III Management, LLC

Sixth Street Opportunities IV Management, LLC

Sixth Street Opportunities V Management, LLC

Sixth Street TAO Management, LLC

Sixth Street Growth I Management, LLC

Sixth Street Growth II Management, LLC

Sixth Street Specialty Lending Europe I Management, LLC

Sixth Street Specialty Lending Europe II Management, LLC

Sixth Street Agriculture Management, LLC

Sixth Street Strategic Holdings Management, LLC

Sixth Street CMS Dynamic Credit Management, LLC

TICP CLO V 2016-1 Management, LLC

TICP CLO VI 2016-2 Management, LLC

TICP CLO VII Management, LLC

TICP CLO VIII Management, LLC

TICP CLO IX Management, LLC

TICP CLO X Management, LLC

TICP CLO XI Management, LLC

TICP CLO XII Management, LLC

TICP CLO XIII Management, LLC

TICP CLO XIV Management, LLC

TICP CLO XV Management, LLC

Sixth Street CLO XVI Management, LLC

Sixth Street CLO XVII Management, LLC

Sixth Street CLO XVIII Management, LLC

Sixth Street CLO XIX Management, LLC

Sixth Street CLO XX Management, LLC

TSSP Rotational Credit Management, LLC

Sixth Street Rotational Credit II Management, LLC

Sixth Street Rotational Credit III Management, LLC

TSSP Structured Credit Opportunities Management, LLC

Sixth Street Structured Credit Opportunities II Management, LLC

Sixth Street Structured Credit Opportunities III Management, LLC

Sixth Street Structured Credit Opportunities IV Management, LLC

Sixth Street Structured Credit Opportunities V Management, LLC

Sixth Street CLO Advisers II, LLC

TSSP Institutional Credit III Management, LLC

Sixth Street Credit Market Strategies Management, LLC

Sixth Street Mid-Stage Growth I Management, LLC

MSGP Lending, LLC

2100 McKinney Avenue, Suite 1500,

Dallas, TX 75201

File No. [812-____]

Investment Company Act of 1940

I.	INTRODUCTION

A. Summary of Application

On December 16, 2014, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder to extend the relief granted in the Prior Order to incorporate the temporary relief granted by the Commission on April 8, 2020.3 Applicants propose to amend the term “Follow-On Investment” to mean (i) with respect to the Company (as defined below), an additional investment in the same issuer in which the Company is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and the Company are currently invested; or (Y) an investment in an issuer in which the Company is currently invested but in which the Affiliated Fund does not currently have an investment.

B. Applicants Seeking Relief

“Applicants” means Sixth Street Specialty Lending, Inc. (the “Company”), the Existing Affiliated Funds (as defined below), the Existing Advisers (as defined below) and TC Lending, LLC (as defined below), each on behalf of itself and its successors.4

•

The Company, a Delaware corporation structured as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the Act.

•	TC Lending, LLC, a wholly-owned Investment subsidiary of the Company.

•

The following investment vehicles, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) (the “Existing Affiliated Funds”):

•

Sixth Street Opportunities Partners III (A), L.P., Sixth Street Opportunities Partners III (B), L.P., Sixth Street Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P. and Opps III Delaware AIV I-B, L.P. (collectively, the “Opps III Funds”);

•

Sixth Street Opportunities Partners IV (A), L.P., Sixth Street Opportunities IV (B), L.P., Sixth Street Opportunities Partners IV (C), L.P., Opps IV Delaware AIV I-A, L.P., Opps IV Delaware AIV I-B, L.P. and TOP IV Lending, LLC (collectively, the “Opps IV Funds”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]

See TPG Specialty Lending, Inc., et al. (File No. 812-13980) Release No. IC-31379 (December 16, 2014) (order), Release No. IC-31338 (November 18, 2014) (notice). The Company changed its name from TPG Specialty Lending, Inc. to Sixth Street Specialty Lending, Inc. subsequent to issuance by the Commission of the Prior Order.

[3]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).
[4]	For purposes of the requested Amended Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

•

Sixth Street Opportunities Partners V (A), L.P., Sixth Street Opportunities Partners V (B), L.P., Sixth Street Opportunities Partners V (C), L.P., Sixth Street Opps V Delaware AIV I-A, L.P., Sixth Street Opps V Delaware AIV I-B L.P., and Opps V Lending, LLC (collectively, the “Opps V Funds”);

•

Sixth Street TAO Partners, L.P., Sixth Street TAO Partners (A), L.P., Sixth Street TAO Partners (B), L.P., Sixth Street TAO Partners (C), L.P., Sixth Street TAO Partners (D), L.P., Sixth Street TAO Partners (E), L.P., Sixth Street TAO Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TAO (D) AIV II-A, L.P., TAO (E) AIV II-A, L.P. and TDL Lending, LLC (collectively, the “TAO Funds”);

•

Sixth Street Growth Partners, L.P., Sixth Street Growth Partners (B), L.P., Sixth Street Growth Partners AIV, L.P., Sixth Street Growth Partners AIV L.P. and TCS Lending, LLC (collectively, the “Growth I Funds”);

•

Sixth Street Growth Partners II (A), L.P., Sixth Street Growth Partners II (B), L.P., Sixth Street Growth II (A) AIV, L.P. and Sixth Street Growth II (B) AIV, L.P. (collectively, the “Growth II Funds”);

•	Growth II Lending, LLC (the “Growth II Lender”);

•

Sixth Street Fundamental Strategies Partners (A), L.P., Sixth Street Fundamental Strategies Partners (B), L.P., Sixth Street FS AIV I-A, L.P., Sixth Street FS AIV I-B, L.P. and FS I Lending, LLC (collectively, the “FS Funds”);

•	Sixth Street Specialty Lending Europe I, L.P., Sixth Street Specialty Lending Europe II, L.P. and Super TSLE, L.P. (collectively, the “SLE Funds”);

•	Sixth Street Agriculture Partners (A), L.P. (the “Agriculture Fund”);

•

Sixth Street Bluegrass Strategic Holdings I, L.P., Sixth Street Willow Strategic Holdings I, L.P., Sixth Street Cottonwood Strategic Holdings I, L.P., Sixth Street Dogwood Strategic Holdings I, L.P. and Sixth Street Red Pine Strategic Holdings I, L.P. (collectively, the “SH Funds”);

•	Sixth Street CMS Dynamic Credit Fund, L.P. (the “CMS Fund”);

•

TICP CLO V 2016-1, Ltd., TICP CLO VI 2016-2, Ltd., TICP CLO VII, Ltd., TICP CLO VIII, Ltd., TICP CLO IX, Ltd., TICP CLO X, Ltd., TICP CLO XI, Ltd., TICP CLO XII, Ltd., TICP CLO XIII, Ltd., TICP CLO XIV, Ltd., TICP CLO XV, Ltd., Sixth Street CLO XVI, Ltd., Sixth Street CLO XVII, Ltd., Sixth Street CLO XVIII, Ltd., Sixth Street CLO XIX, Ltd. and Sixth Street CLO XX, Ltd. (collectively, the “CLO Funds”);

•

TSSP Rotational Credit Fund, L.P., Sixth Street Wheeler Peak Rotational Credit Fund I, LLC, Sixth Street Rotational Credit Fund III, L.P., TSSP Structured Credit Opportunities Fund, L.P., Sixth Street Structured Credit Opportunities Fund II, L.P., Sixth Street Structured Credit Opportunities Fund III, L.P., Sixth Street Structured Credit Opportunities Fund IV, L.P. and Sixth Street Structured Credit Opportunities Fund V, L.P. (collectively, the “CMS Non-Equity Funds”);

•

TICP CLO Partners II, L.P., TICP CLO Holdings, L.P., TSSP Institutional Credit Partners III, L.P., Sixth Street Credit Market Strategies Partners I, L.P., Sixth Street Credit Market Strategies Partners I-A, L.P. and TICP III Cayman, Ltd. (collectively, the “CMS Equity Funds”);

•

Sixth Street Mid-Stage Growth Partners (A), L.P., Sixth Street Mid-Stage Growth Partners (B), L.P., Sixth Street Mid-Stage Growth (A) AIV, L.P. and Sixth Street Mid-Stage Growth (B) AIV, L.P. (collectively, the “Mid-Stage Growth Funds”);

•	MSGP Lending (the “MSGP Lender”); and

•

The following investment advisers (the “Existing Advisers”), each of which is a Delaware limited liability company that is registered as an investment adviser pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”):

•	Sixth Street Specialty Lending Advisers, LLC (“Sixth Street Specialty Lending Advisers”), which serve as investment adviser to the Company;

•	Sixth Street Opportunities III Management, LLC (“Opps III Management”), which serves as investment adviser to the Opps III Funds;

•	Sixth Street Opportunities IV Management, LLC (“Opps IV Management”), which serves as investment adviser to the Opps IV Funds;

•	Sixth Street Opportunities V Management, LLC (“Opps V Management”), which serves as investment adviser to the Opps V Funds;

•	Sixth Street TAO Management, LLC (“TAO Management”), which serves as investment adviser to the TAO Funds;

•	Sixth Street Growth I Management, LLC (“Growth I Management”), which serves as investment adviser to the Growth I Funds;

•	Sixth Street Growth II Management, LLC (“Growth II Management”), which serves as investment adviser to the Growth II Funds;

•	Sixth Street Fundamental Strategies I Management, LLC (“FS Management”), which serves as the investment adviser to the FS Funds;

•	Sixth Street Agriculture Management, LLC (“Agriculture Management”), which serves as the investment adviser to the Agriculture Fund;

•	Sixth Street Strategic Holdings Management, LLC (“SH Management”), which serves as the investment adviser to the SH Funds;

•	Sixth Street CMS Dynamic Credit Management, LLC (“CMS Management”), which serves as the investment adviser to the CMS Fund;

•

TICP CLO V 2016-1 Management, LLC, TICP CLO VI 2016-2 Management, LLC, TICP CLO VII Management, LLC, TICP CLO VIII Management, LLC, TICP CLO IX Management, LLC, TICP CLO X Management, LLC, TICP CLO XI Management, LLC, TICP CLO XII Management, LLC, TICP CLO XIII Management, LLC, TICP CLO XIV Management, LLC, TICP CLO XV Management, LLC, Sixth Street CLO XVI Management, LLC, Sixth Street CLO XVII Management, LLC, Sixth Street CLO XVIII Management, LLC, Sixth Street CLO XIX Management, LLC and Sixth Street CLO XX Management, LLC (collectively, the “CLO Management Entities”) each of which serves as the investment adviser to the applicable CLO Fund;

•

TSSP Rotational Credit Management, LLC, Sixth Street Rotational Credit II Management, LLC, Sixth Street Rotational Credit III Management, LLC, TSSP Structured Credit Opportunities Management, LLC, Sixth Street Structured Credit Opportunities II Management, LLC, Sixth Street Structured Credit Opportunities III Management, LLC, Sixth Street Structured Credit Opportunities IV Management, LLC and Sixth Street Structured Credit Opportunities V Management, LLC (collectively, the “CMS Non-Equity Management Entities”) each of which serves as the investment adviser to the applicable CMS Non-Equity Fund;

•

Sixth Street CLO Advisers II, LLC, TSSP Institutional Credit III Management, LLC and Sixth Street Credit Market Strategies Management, LLC (collectively the “CMS Equity Management Entities”) each of which serves as the investment adviser to the applicable CMS Equity Fund;

•

Sixth Street Specialty Lending Europe I Management, LLC and Sixth Street Specialty Lending Europe II Management, LLC (collectively, the “SLE Management Entities”), which serves as investment adviser to the SLE Funds (and together with Opps III Management, Opps IV Management, Opps V Management, TAO Management, Growth I Management, Growth II Management, FS Management, Agriculture Management, SH Management, CMS Management, the CLO Management Entities and the CMS Non-Equity Management Entities, the “Sixth Street Management Companies”);

•	Sixth Street Mid-Stage Growth I Management, LLC (“Mid-Stage Growth Management”), which serves as the investment adviser to the Mid-Stage Growth Funds; and

•

Sixth Street Advisers, LLC (“Sixth Street Advisers”), which solely controls each of the Sixth Street Management Companies and is itself an investment adviser that provides investment advisory services related to certain investment vehicles sponsored by Sixth Street (as defined below).

All Applicants are eligible to rely on the Prior Order.

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).

“Follow-On Investment” means (i) with respect to the Company, an additional investment in the same issuer in which the Company is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and the Company are currently invested; or (Y) an investment in an issuer in which the Company is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II.	APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which the Company is invested, but such Affiliated Funds are not invested. The requested relief is based on the Temporary Relief.

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section II.F, “Applicant’s Legal Arguments,” of the Prior Application is equally applicable to this Application.

IV.	CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section II.G of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

[Remainder of Page Intentionally Left Blank]

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 29th day of April, 2022.

SIXTH STREET SPECIALTY LENDING, INC.

By:	/s/ Joshua Easterly
Name: Joshua Easterly
Title: Chief Executive Officer

SIXTH STREET SPECIALTY LENDING ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS III (A), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS III (B), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS III (C), L.P.
OPPS III DELAWARE AIV I-A, L.P.
OPPS III DELAWARE AIV I-B, L.P.

By:	SIXTH STREET OPPORTUNITIES GENPAR III, L.P., as general partner

By:	SIXTH STREET OPPORTUNITIES GENPAR III ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS IV (A), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS IV (B), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS IV (C), L.P.
OPPS IV DELAWARE AIV I-A, L.P.
OPPS IV DELAWARE AIV I-B, L.P.

By:	SIXTH STREET OPPORTUNITIES GENPAR IV, L.P., as general partner

By:	SIXTH STREET OPPORTUNITIES GENPAR IV ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS V (A), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS V (B), L.P.
SIXTH STREET OPPORTUNITIES PARTNERS V (C), L.P.
SIXTH STREET OPPS V DELAWARE AIV I-A, L.P.
SIXTH STREET OPPS V DELAWARE AIV I-B, L.P.

By:	SIXTH STREET OPPORTUNITIES GENPAR V, L.P., as general partner

By:	SIXTH STREET OPPORTUNITIES GENPAR V ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET TAO PARTNERS, L.P.
SIXTH STREET TAO PARTNERS (A), L.P.
SIXTH STREET TAO PARTNERS (B), L.P.
SIXTH STREET TAO PARTNERS (C), L.P.
SIXTH STREET TAO PARTNERS (D), L.P.
SIXTH STREET TAO PARTNERS (E), L.P.
SIXTH STREET TAO PARTNERS (F), L.P.
KNIGHT TAO, L.P.
SUPER TAO MA, L.P.
SUPER TAO CONTINGENT MA, L.P.
PSERS TAO PARTNERS PARALLEL FUND, L.P.
TAO (B) AIV II-A, L.P.
TAO (C) AIV II-A, L.P.
TAO (D) AIV II-A, L.P.
TAO (E) AIV II-A, L.P.

By:	SIXTH STREET TAO GENPAR, L.P., as general partner

By:	SIXTH STREET TAO GENPAR ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH PARTNERS (A), L.P.
SIXTH STREET GROWTH PARTNERS (B), L.P.
SIXTH STREET GROWTH PARTNERS (A) AIV, L.P.
SIXTH STREET GROWTH PARTNERS (B) AIV, L.P.

By:	SIXTH STREET GROWTH GENPAR, L.P., as general partner

By:	SIXTH STREET GROWTH GENPAR ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH PARTNERS II (A), L.P.
SIXTH STREET GROWTH PARTNERS II (B), L.P.
SIXTH STREET GROWTH II (A) AIV, L.P.
SIXTH STREET GROWTH II (B) AIV, L.P.

By:	SIXTH STREET GROWTH GENPAR II, L.P., as general partner

By:	SIXTH STREET GROWTH GENPAR II ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

GROWTH II LENDING, LLC

By:	/s/ Steven S. Pluss
Name: Steven S. Pluss
Title: Vice President and Treasurer

SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (A), L.P.
SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (B), L.P.
SIXTH STREET FS AIV I-A, L.P.
SIXTH STREET FS AIV I-B, L.P.

By:	Sixth Street Fundamental Strategies GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE I, L.P.

By:	SIXTH STREET SPECIALTY LENDING EUROPE GENPAR I, L.P., as general partner

By:	SIXTH STREET SPECIALTY LENDING EUROPE GENPAR I ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE II, L.P.

By:	Sixth Street Specialty Lending Europe GenPar II, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SUPER TSLE, L.P.

By:	SUPER TSLE GENPAR, L.P., as general partner

By:	SIXTH STREET SPECIALTY LENDING EUROPE GENPAR I ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET AGRICULTURE PARTNERS (A), L.P.

By:	Sixth Street Agriculture GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET BLUEGRASS STRATEGIC HOLDINGS I, L.P.,

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET WILLOW STRATEGIC HOLDINGS I, L.P.,

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET COTTONWOOD STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET DOGWOOD STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET RED PINE STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CMS DYNAMIC CREDIT FUND, L.P.

By:	Sixth Street CMS Dynamic Credit GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Manager

TCS LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TDL LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

TOP IV LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

OPPS V LENDING, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

FS I LENDING, LLC

By:	/s/ David Stiepleman
Name: David Stiepleman
Title: Vice President

SIXTH STREET ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO V 2016-1, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO VI 2016-2, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO VII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO VIII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO IX, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO X, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO XI, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO XII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO XIII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO XIV, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

TICP CLO XV, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

SIXTH STREET CLO XVI, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

SIXTH STREET CLO XVII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

SIXTH STREET CLO XVIII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

SIXTH STREET CLO XIX, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President of the Collateral Manager

SIXTH STREET CLO XX, LTD.

By:	Sixth Street CLO XX Management, LLC, its collateral manager

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President and Secretary

TSSP ROTATIONAL CREDIT FUND, L.P.

By:	TSSP Rotational Credit Fund GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET WHEELER PEAK ROTATIONAL CREDIT FUND I, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT FUND III, L.P.

By:	Sixth Street Rotational Credit Fund III GenPar, L.P., as general partner

By:	TRCF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP STRUCTURED CREDIT OPPORTUNITIES FUND, L.P.

By:	TSSP Structured Credit Opportunities Fund GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND II, L.P.

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND III, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar III, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND IV, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar IV, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Manager

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND V, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar V, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO PARTNERS II, L.P.

By:	TICP CLO GenPar II, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO HOLDINGS, L.P.

By:	TICP CLO GenPar II, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP INSTITUTIONAL CREDIT PARTNERS III, L.P.

By:	TSSP Institutional Credit GenPar III, L.P., as general partner

By:	TICP SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I, L.P.

By:	Sixth Street Credit Market Strategies GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I-A, L.P.

By:	Sixth Street Credit Market Strategies GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP III CAYMAN, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Director

SIXTH STREET MID-STAGE GROWTH PARTNERS (A), L.P.
SIXTH STREET MID-STAGE GROWTH PARTNERS (B), L.P
SIXTH STREET MID-STAGE GROWTH (A) AIV, L.P.
SIXTH STREET MID-STAGE GROWTH (B) AIV, L.P

By:	Sixth Street Mid-Stage Growth GenPar, L.P., as general partner

By:	Sixth Street Mid-Stage Growth GenPar, Advisers, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President and Secretary

MSGP LENDING, LLC

By:	/s/ Steven S. Pluss
Name: Steven S. Pluss
Title: Vice President and Treasurer

SIXTH STREET OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES V MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck

SIXTH STREET TAO MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET FUNDAMENTAL STRATEGIES I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET AGRICULTURE MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRATEGIC HOLDINGS MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CMS DYNAMIC CREDIT MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO V 2016-1 MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VI 2016-2 MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO IX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO X MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XIV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President and Secretary

TSSP ROTATIONAL CREDIT MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP STRUCTURED CREDIT OPPORTUNITIES MANAGEMENT, LLC

/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES V MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO ADVISERS II, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP INSTITUTIONAL CREDIT III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET MID-STAGE GROWTH I MANAGEMENT, LLC.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President and Secretary

APPENDIX A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of April 29, 2022, for and on behalf of the Applicants; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Joshua Peck
Name:	Joshua Peck
Date:	April 29, 2022

APPENDIX B

Resolutions of the Board of Directors of Sixth Street Specialty Lending, Inc.

WHEREAS: The Board deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize participation in a follow-on investment opportunity in an issuer with affiliates that have no existing investment in the issuer, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020);

NOW THEREFORE BE IT RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and

FURTHER RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted April 29, 2022